Exhibit 11.1
Computation of Per Share Earnings
The information regarding Computation of Per Share Earnings is incorporated by reference to the Company’s 2006 Annual Report to shareholders distributed to shareholders and furnished to the Commission under Rules 14a-3(b) and (c) of the Exchange Act; the computation appears under the caption “Note 22 — Earnings Per Share” at page 49 therein.